Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ____)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☑
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 143-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐
Mindray Medical International Limited
(Name of Subject Company)
Not applicable
(Translation of Subject Company’s Name into English (if applicable))
Cayman Islands
(Jurisdiction of Subject Company’s Incorporation or Organization)
Mindray Medical International Limited
(Name of Person(s) Furnishing Form)
Options to purchase Class A ordinary shares, par value HK$0.001 per share, with an exercise price greater than $24.00 per Class A ordinary share, granted under the Mindray Medical International Limited Share Incentive Plan, as amended and restated
(Title of Class of Subject Securities)
Not applicable
(CUSIP Number of Class of Securities (if applicable))
Tim Fitzpatrick, Esq.
General Counsel
Mindray Building
Keji 12th Road South
Hi-tech Industrial Park, Nanshan
Shenzhen 518057
People’s Republic of China
(86-755) 2658-2888
With a copy to:
Kurt J. Berney, Esq.
O’Melveny & Myers LLP
37th Floor, Plaza 66
1266 Nanjing Road West
Shanghai 200040, P.R.C.
86-21-2307-7007
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
March 10, 2009
(Date Tender Offer/Rights Offering Commenced)

Table of Contents

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
     (a) The following documents, which are attached as exhibits hereto, have been distributed to holders of eligible vested and unvested outstanding options to purchase Class A ordinary shares, par value HK$0.001 per share, with an exercise price greater than $24.00 per Class A ordinary share (the “Employee Stock Options”), granted under the Mindray Medical International Limited Share Incentive Plan, as amended and restated:
     EXHIBIT A: Letter to option holders regarding offer to exchange the Employee Stock Options
     EXHIBIT B: Form of Individual Statement
     EXHIBIT C: Exchange Offer Circular
     EXHIBIT D: Election Form and Release Agreement
     (b) Not applicable
Item 2. Informational Legends
Not applicable
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
     (1) Not applicable
     (2) Not applicable
     (3) Not applicable
PART III — CONSENT TO SERVICE OF PROCESS
     (1) Mindray Medical International Limited is filing with the Securities and Exchange Commission, concurrently with the furnishing of this Form CB, a written irrevocable consent and power of attorney on Form F-X.
     (2) Not applicable
PART IV — SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

MINDRAY MEDICAL INTERNATIONAL LIMITED
By:	/s/ Joyce I-Yin Hsu
	Name:	Joyce I-Yin Hsu
	Title:	Chief Financial Officer

Date: March 11, 2009